Exhibit 21.1

SUBSIDIARIES
AS OF DECEMBER 31, 2012

Name	Jurisdiction
Rudolph Technologies Europe, B.V.	Netherlands
Rudolph Technologies Japan KK	Japan
Rudolph Technologies (Shanghai) Trading Co., Ltd.	China
Rudolph Technologies Germany GmbH	Germany
Azores Corp.	Massachusetts
Azores Asia Limited	China